Exhibit 7.1

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratios of earnings to fixed charges calculated in accordance with IFRS for the twelve month periods ended December 31, 2013, 2012, 2011, 2010 and 2009 are as follows:

	2013	2012	2011	2010	2009
IFRS	9.9	19.9	29.5*	25.2*	21.2*

For the purpose of computing these ratios, earnings consist of the income from continuing ordinary activities before taxation of Group companies and income received from companies owned 50% or less, plus fixed charges.  Fixed charges consist of interest on all indebtedness, amortization of debt discount and expense and that portion of rental expense representative of the interest factor.

* Restated following the adoption of IAS 19 (2011) as detailed in the Group Accounting Policies from page 136 of the Company’s Annual Report and Form 20-F Information 2013, included in exhibit 15.1 to the Company’s Form 20-F dated March 20, 2014.